Exhibit 7.1

Glacial Lakes Energy, LLC Corn Ethanol Feed Watertown & Mina, SD

February 25, 2016

VIA EMAIL (SChristensen@granitefallsenergy.com) and OVERNIGHT DELIVERY

Mr. Steve Christensen
Granite Falls Energy, LLC
15045 Highway 23 S.E.
Granite Falls, MN 56241-0216

Request for Member List

Dear Steve:

Glacial Lakes Energy, LLC (“GLE”) is the beneficial owner of 5,004 membership units (approximately 16.35% membership interest) in Granite Falls Energy, LLC, a Minnesota limited liability company (the “Company”). Pursuant to Minn. Stat. 3228.373 and Sections 7.7(a) and 11.5 of the Fifth Amended and Restated Operating and Member Control Agreement of Granite Falls Community Ethanol Plant, LLC dated August 12, 2004, as amended (the “Operating Agreement”), GLE hereby requests a copy of the Member List (i.e., the alphabetical list of members and their addresses, business telephone numbers and Company ownership information, as further described in Section 11.5(b) of the Operating Agreement and Minn. Stat. 3228.373, subd. 1(1)). If you could provide the Member List electronically prior to March 4, 2016, that would be much appreciated.

The purposes for which we have requested a copy of the Member List include, without limitation, matters relating to our voting rights under the Operating Agreement and the exercise of our rights under federal proxy laws. We represent to you that the list is not requested for a commercial purpose unrelated to our interest in the Company.

Please advise me if you intend to electronically mail us a copy of the Member List before March 4, 2016.Otherwise, we will have an authorized representative of GLE come to your office on March 4, 2016 at 9:00 a.m. to inspect and copy the Member List.

Sincerely,

GLACIAL LAKES ENERGY, LLC

/s/ James A. Seurer
James A. Seurer
Chief Executive Officer

PO Box 933 • 301 20th Avenue, SE, Watertown, SD 57201 • Ph: 605-882-8480 • glaciallakesenergy.com